

September 30, 2014

<u>Via E-mail</u>
Ricardo Gómez Barredo
Global Head of Group Accounting and Information Management
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

> **Re: Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-10110**

Dear Mr. Barredo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2013</u>

<u>Item 3. Key Information, page 5</u>

<u>D. Risk Factors, page 8</u>

<u>The Group has a substantial amount of commitments…, page 14</u>

1.   In future filings, please revise this risk factor to clarify the extent of your liquidity risk. For instance, explain why your commitments with respect to "Post-employment benefits" "are considered wholly unfunded due to the absence of qualifying plan assets," even though you maintain insurance contracts for those commitments. Quantify the amount of

the obligation for which you do not maintain insurance contracts. Provide corresponding disclosure for your commitments with respect to "Early retirements" and "Post-employment welfare benefits."

Item 4. Information on the Company, page 24

Operating Segments, page 27

Eurasia, page 31

2.   You indicate here that the nonperforming loan ratio increased for this segment due to the consolidation of "prudent risk management policy." Please tell us and revise future filings, if applicable, to clarify what you mean by this. Describe the changes that you implemented as a part of the consolidation of a prudent risk management policy and specifically describe why this change had an impact on the level of nonperforming loans for this segment.

Item 5. Operating and Financial Review and Prospects, page 73

Critical Accounting Policies, page 74

Goodwill in Consolidation, page 76

3.   Considering the large variance that small changes in assumptions may have on your estimate of the recoverable amount of the cash generating unit in the United States, please revise your disclosures in future filings to provide the percentage by which the recoverable amount exceeded the carrying amount. Alternatively, revise your disclosures to confirm that the recoverable amount of your cash generating units were substantially in excess of their carrying value and, as such, are not at risk of impairment.

BBVA Group Results of Operations for 2013 Compared to 2012, page 80

4.   We note that your results in the third quarter of 2013 were impacted by "the application of the different European supervisors' recommendations on the classification of refinanced loans," as disclosed in the Form 6-K filed on October 25, 2013. In future filings, please revise to explain in greater detail the change in accounting treatment for such loans. Explain what you are doing differently and explain whether the change affects your loan portfolios in other European countries besides Spain.

Net interest income, page 81

5.   We note your disclosure that net interest income in Spain was lower in 2013 in part due to "the impact of the elimination of mortgage floor clauses." In future filings, please revise to explain this development and quantify its impact.

Consolidated Financial Statements

General

6.   Please revise future filings to provide condensed financial information for your parent company, or tell us why you believe such disclosures are not required. Refer to Rule 12-04 of Regulation S-X.

Consolidated Income Statements, page F-5

7.   We note that you include a measure of "gross income" that includes certain expenses and "net operating income" that excludes certain gains and impairment losses related to your operating activities, such as losses on assets held for sale and intangible asset impairment. Furthermore, it is unclear why these measures are presented in your consolidated income statement given your representation in your correspondence filed March 25, 2013 that you would remove these measures to comply with IFRS as issued by the IASB. We also note that you removed these measures from your Form 20-F for the fiscal period ended December 31, 2012 but you have reverted to your former presentation for the December 31, 2013 20-F. Please remove these measures from your income statement in future filings, or revise your measures to more accurately describe the items included therein.

Note 2 - Principles of Consolidation, Accounting Policies and Measurement Bases Applied and Recent IFRS Pronouncements, page F-16

8.   We note your disclosure on page 24 that as a part of the acquisition of Unnim, you entered into an Asset Protection Scheme whereby the FGD will be responsible for 80% of the losses incurred by a predetermined asset portfolio of Unnim. We also note on page F-127 that the asset appears significant to your loan loss reserves. Therefore, please revise your future filings to disclose the following:
  *   Your policy for the ongoing accounting for this asset.
  *   The amount recorded within your provision for impairment losses related to this asset.
  *   The specific types, and quantification, of the loan portfolios that are covered by the Asset Protection Scheme.

Note 5 - Earnings Per Share, page F-45

9.   Please revise future filings to describe the conditions under which the convertible perpetual securities are convertible into common shares. Refer to paragraph 72 of IAS 33.

Note 7 - Risk Management, page F-48

7.1 Credit Risk, page F-55

10.   Your disclosure beginning on page 43 indicates that there have been several laws enacted in Spain that may impact your ability to recover the full balance of mortgage loans where the debtor is experiencing financial difficulty. Please revise your disclosure in future filings, either here, or elsewhere as you deem appropriate, to explain how these changes impact your severity, exposure and probability of default assumptions. Additionally, discuss, and quantify where possible, the impact these changes have had on your provisions and allowance for loan losses.

7.1.2 Mitigation of Credit Risk, Collateralized Credit Risk and Other Credit Enhancements, page F-56

11.   You disclose that you minimize credit risk related to derivatives through contractual netting agreements. Please revise your future filings to provide all the disclosures required by paragraphs 13A through 13F of IFRS 7 or tell us why such disclosures are not required.

Quantitative Information on Activities in the Real-Estate Market in Spain, page F-67

12.   In your correspondence filed September 20, 2012, you represented that you would provide loan-to-value disclosures for the Compass Bancshares, Inc. and Bancomer, S.A. loan portfolios in a similar manner as the information presented for your domestic portfolios on page F-69. Please revise future filings to disclose this information, or tell us why you no longer believe this disclosure is relevant to understanding trends in the credit risk related to your foreign loan portfolios. Also, specifically confirm to us, if true, that you do not determine loan-to-value ratios for your other foreign portfolios, or alternatively, disclose this information for each main geographic area.

7.1.8 - Refinancing and Restructuring Operations, page F-80

13.   You disclose on page F-82 that your refinancing/restructuring policy provides for multiple modifications, which are approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment calendar. Please disclose the following:
*   Quantify the balance of loans that have received multiple modifications for each reporting date.
*   Disclose whether you allow for unlimited multiple modifications or whether your policy provides for any limits on the number of modifications a borrower may receive within a given timeframe.
*   Clarify how your loan loss impairment models consider loans that have received multiple modifications, as this would seem to possibly indicate a higher level of credit risk than borrowers who only need one modification.

7.3 Liquidity Risk, page F-90

14.   Please revise your future filings to disclose the average of your structural liquidity surplus, if it differs or fluctuates materially from the period end balance. Please also provide a summary of encumbered and unencumbered assets in a tabular format by balance sheet categories, including collateral received that can be rehypothecated or otherwise redeployed so that readers may understand the extent to which you maintain unrestricted assets that are available to support potential funding needs.

Note 8 - Fair Value of Financial Instruments, page F-93

8.1 Fair Value of Certain Financial Instruments Registered at Fair Value Using Valuation Criteria, page F-95

15.   Please revise your tabular disclosure on page F-96 to provide quantitative information about the significant unobservable inputs used to value your recurring and non-recurring Level 3 assets and liabilities, such as quantitative disclosure of a range of inputs, a weighted average, etc. Alternatively, please tell us why you believe such disclosure is not required. Refer to paragraph 93(d) of IFRS 13.

Note 21 - Tax Assets and Liabilities, page F-128

21.5 Deferred taxes, page F-130

16.   We note that you have performed an estimation of the balance of tax assets that are considered guaranteed for the BBVA Tax Group in accordance with the Royal Decree-Law 14/2013 and that these amounted to €4,373 million. Please revise to disclose which specific deferred tax assets presented in the table above this amount relates to, and quantify the amount related to each specific deferred tax asset.

Note 22 - Other Assets and Liabilities

17.   We note that accepting properties from customers in satisfaction of a loan is a significant part of your credit risk management activities. We note that in your correspondence filed September 20, 2012 you agreed to quantify the carrying amount separately from the valuation adjustment and to provide a roll-forward of your inventories from distressed customers for the periods presented, similar to your roll-forward of foreclosed assets. Therefore, please revise future filings to provide this disclosure, or tell us why this disclosure is no longer relevant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephanie J. Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Maria Angeles Peláez, Banco Bilbao Vizcaya Argentaria, S.A.
       Michael J. Willisch, Davis Polk & Wardwell LLP